SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2019

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR REPORTS FLAT H1 PROFIT OF €1.15BN.
FY PAT GUIDANCE NARROWED TO NEW RANGE OF €800M - €900M.

Ryanair Holdings plc today (4 Nov.) reported an unchanged H1 net profit of €1.15bn and pointed to the following highlights.

●
Traffic grew 11% to 86m guests.
●
Revenue per guest rose 1% (5% lower fares; ancillary rev. up 16%)
●
90% of flights arrived on-time (excl. ATC delays)
●
5 new bases opened (Bordeaux, Marseille, Toulouse, Southend & Berlin)
●
Georgia & Armenia become the 39th & 40th countries in Ryanair’s network
●
New Environmental Policy launched
●
€250m returned to shareholders under €700m buyback programme.

H1 (IFRS) - Group	Sep. 30 2018	Sep. 30 2019	Change
Guests	76.6m	85.7m	+11%
Load Factor	96%	96%	-
Revenue	€4.84bn	€5.39bn	+11%
PAT	€1.15bn	€1.15bn	-
Basic EPS	€0.9974	€1.0247	+3%

EUROPE’S GREENEST, CLEANEST AIRLINE:

The welfare of our planet is of vital importance to our customers and our people. Ryanair has the lowest carbon emissions of any major EU airline at just 66 grams of CO₂ per passenger km. Passengers switching to Ryanair can halve their CO₂ emissions compared to some other major EU carriers. Ryanair operates the youngest fleet, the highest load factors, and newest most fuel-efficient engines. Ryanair will, over the next decade, cut carbon emissions by 10% and noise emissions by 40%.

Ryanair launched its new Environmental Policy at its Sept. AGM, committing to;
●
Be plastic free in 5 years;
●
Cut noise emissions by up to 40% per seat;
●
Cut CO₂ emissions by a further 10% by 2030 (up to 50% less than other major EU airlines);
●
Encourage guests to use our voluntary carbon offset programme;
●
Work with environmental partners to improve our environment in Europe.

While aviation is responsible for just 2% of Europe’s carbon, our industry must work to further cut this very low level of emissions. EU airlines already pay substantial environmental taxes – Ryanair will pay over €630m in such taxes this year. For further info. click here: www.ryanair.com/environment.

BUSINESS REVIEW:

Revenues
Revenue grew 11% to €5.39bn. Scheduled Sales rose 5% to €3.74bn as we carried 86m guests at 5% lower air fares due to the weak consumer demand in the UK and overcapacity in Germany and Austria. Ancillary Revenue jumped 28% to €1.65bn as more guests chose Priority Boarding and Preferred Seat services. In Oct., Ryanair Labs launched a new digital platform with improved, personalised, guest offers.

Costs
Our fuel bill rose 22% (+€289m) to €1.59bn due to higher prices and 11% traffic growth. Ex-fuel unit costs rose 2%, primarily due to higher staff costs, increased pilot pay and higher than expected crew ratios (as pilot resignations slowed to almost zero), higher maintenance (as older aircraft remain in the fleet due to the Boeing MAX delivery delays), and the consolidation of Lauda costs. This was partially offset by improved punctuality and lower EU261 costs. Our fuel is 90% hedged for FY20 at a rate of $71bbl. Currently 63% of our FY21 fuel is hedged at $61bbl. We continue to negotiate attractive growth deals as airports compete to win Ryanair’s traffic growth. Sadly, due to the MAX delivery delays, we will be forced to cut or close a number of loss making bases this winter leading to pilot and cabin crew job losses. We continue to work with our people and their unions to finalise this process.

Group Airlines
The Group airlines continue to develop strongly. Buzz flew 24 B737s in S.19 from its 6 Polish bases, and is developing growth opportunities in other Central EU countries. 7 aircraft are dedicated to charter operations with the remaining 17 operating scheduled flying for Ryanair.

Lauda’s pricing environment remains difficult in its key Austrian and German markets and Lauda’s revenue per guest remains behind target. They are working hard to grow ancillary services, lower costs and increase efficiencies. This summer Lauda operated 80 routes across its 4 bases. With A320 aircraft and pilots recently released from the failure of Thomas Cook and Adria Airways, Lauda plans to grow from a fleet of 23 A320s in S.19 to 38 for S.20. While still loss making in FY20, we expect this very strong traffic growth, cost reduction and improved ancillary spend will push it towards breakeven in FY21.

Malta Air became the 4th airline in the Ryanair Group in June. Over the next 3 years Malta Air will grow our Maltese base from 6 to 10 based aircraft. It will also, over the coming year, operate most of the Group’s French, German and Italian bases.

During H1 Ryanair DAC opened 5 new bases (Bordeaux, Marseille, Toulouse, Southend & Berlin) and launched 241 new routes, including new country markets in Ukraine, Turkey and Lebanon. Ryanair will operate to Georgia and Armenia in S.20. Eddie Wilson was appointed CEO of Ryanair DAC in Sept., reporting directly to the Group CEO.

Boeing MAX update
Delivery of the Group’s first B737-MAX-200 aircraft has been repeatedly delayed from Q2 2019. We now expect our first MAX aircraft to deliver in March/April 2020 at the earliest (subject to EASA approval). The risk of further delay is rising. We expect to receive only 20 MAX-200s (previously 58) in time for S.20 which has cut our S.20 growth rate from 7% to 3% (162m to 157m guests in FY21). We remain confident that these “gamechanger” aircraft (which have 4% more seats, but burn 16% less fuel) when delivered will transform our cost base and our business for the next decade. Due to these delivery delays, we will not see any of these expected cost savings delivered until FY21.

Balance Sheet & Shareholder Returns
Ryanair’s BBB+ rated balance sheet remains one of the strongest in the industry and 70% of our aircraft fleet is debt free. This allows us to grow while weaker airlines collapse, sell or retrench in the current, difficult, market conditions. We have, to date, returned over €250m to shareholders under our €700m 2019 share buyback programme. With €450m still unspent, we retain the flexibility to repurchase more shares from UK holders in any hard Brexit scenario. Despite the share buyback and the impact of IFRS16 (€227m), net debt was just €460m at period end.

Outlook
Our outlook for the remainder of the year remains cautious. We try to avoid the unreliable optimism of some competitors. Full year traffic will grow 8% to 153m but we expect a slightly better fare environment than last winter (although we have limited H2 visibility). This however remains sensitive to any market uncertainty such as a ‘no deal’ Brexit. We expect ancillary revenues will grow ahead of traffic growth, supporting full-year revenue per guest growth of 2% to 3%. The full year fuel bill will rise by €450m and ex-fuel unit costs will increase by 2%. While Lauda’s losses will be higher than originally expected, due to overcapacity in Austria and Germany, traffic will be higher as we take advantage of the availability of low cost A320 leases. We are therefore narrowing our full year guidance to a new range of €800m to €900m PAT. This guidance is heavily dependent on close in H2 fares, Brexit and the absence of any security events.
ENDS

For further information please contact: www.ryanair.com	Neil Sorahan Ryanair Holdings plc Tel: +353-1-9451212	Piaras Kelly Edelman Tel: +353-1-6789333
Ryanair Holdings plc, Europe’s largest airline group, is the parent company of Buzz, Lauda, Malta Air & Ryanair DAC. Carrying over 153 m guests p.a. on more than 2,400 daily flights from 86 bases, the group connects over 200 destinations in 40 countries on a fleet of over 475 aircraft, with a further 210 Boeing 737’s on order, which will enable the Ryanair Group to lower fares and grow traffic to 200m p.a. by FY24. Ryanair has a team of over 19,000 highly skilled aviation professionals delivering Europe’s No.1 on-time performance, and an industry leading 34-year safety record. Ryanair is Europe’s greenest cleanest airline group and customers switching to fly Ryanair can reduce their CO₂ emissions by up to 50% compared to the other Big 4 EU major airlines.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair’s expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union (“EU”) and other governments and their respective regulatory agencies, uncertainties surrounding Brexit, weather related disruptions, ATC strikes and staffing related disruptions, delays in the delivery of contracted aircraft, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors and unforeseen security events.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Balance Sheet as at September 30, 2019 (unaudited)
		At Sep 31,	At Mar 31,
		2019	2019
	Note	€M	€M
Non-current assets
Property, plant and equipment	10	9,144.7	9,029.6
Right-of-use-asset	1	211.9	-
Intangible assets	12	146.4	146.4
Derivative financial instruments	12	365.3	227.5
Deferred tax	4	66.9	43.2
Total non-current assets		9,935.2	9,446.7

Current assets
Inventories		4.9	2.9
Other assets		265.7	238.0
Assets held for sale	11	139.3	-
Trade receivables		75.6	59.5
Derivative financial instruments	12	389.6	308.7
Restricted cash		34.4	34.9
Financial assets: cash > 3 months		1,779.9	1,484.4
Cash and cash equivalents		2,118.2	1,675.6
Total current assets		4,807.6	3,804.0

Total assets		14,742.8	13,250.7

Current liabilities
Provisions		97.7	102.9
Trade payables		1,016.5	573.8
Accrued expenses and other liabilities		2,071.7	2,992.1
Current lease liability	1	64.2	-
Current maturities of debt		262.4	309.4
Derivative financial instruments	12	158.2	189.7
Current tax	4	111.6	31.6
Total current liabilities		3,782.3	4,199.5

Non-current liabilities
Provisions		38.5	32.7
Derivative financial instruments	12	7.2	8.0
Deferred tax	4	492.0	460.6
Non-current lease liability	1	163.0	-
Non-current maturities of debt		3,902.9	3,335.0
Total non-current liabilities		4,603.6	3,836.3

Shareholders' equity
Issued share capital	13	6.7	6.8
Share premium account		723.0	719.4
Other undenominated capital	13	3.3	3.2
Retained earnings	13	5,100.4	4,181.9
Other reserves		523.5	303.6
Shareholders' equity		6,356.9	5,214.9

Total liabilities and shareholders' equity		14,742.8	13,250.7

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the Half-Year ended September 30, 2019 (unaudited)

			IFRS	IFRS
			H1-Sep 30,	H1-Sep 30,
		Change*	2019	2018
	Note	%	€M	€M
Operating revenues
Scheduled revenues		+5%	3,735.0	3,547.5
Ancillary revenues		+28%	1,654.6	1,290.5
Total operating revenues		+11%	5,389.6	4,838.0

Operating expenses
Fuel and oil		+22%	1,586.9	1,298.2
Airport and handling charges		+12%	660.2	586.9
Staff costs		+18%	583.3	495.4
Route charges		+3%	426.0	411.8
Depreciation		+19%	381.1	321.1
Marketing, distribution and other		+5%	299.1	283.9
Maintenance, materials and repairs		+40%	137.2	98.0
Aircraft rentals		-28%	27.5	38.1
Total operating expenses		+16%	4,101.3	3,533.5

Operating profit/(loss)		-1%	1,288.3	1,304.5

Other (expense)/income
Net finance expense Share of associate losses	12	-14%	(26.6) -	(31.1) (9.8)
Foreign exchange gain		-	(2.2)	(0.1)
Total other (expense)/income		-30%	(28.8)	(41.0)

Profit before tax		0%	1,259.5	1,263.5

Tax (expense)/credit on profit	4	-5%	(106.8)	(112.8)

Profit for the quarter – attributable to equity holders of parent		0%	1,152.7	1,150.7

Earnings per ordinary share (€)
Basic	9	+3%	1.0247	0.9974
Diluted	9	+3%	1.0204	0.9892
Weighted ave. no. ord. shares (in Ms)
Basic	9		1,124.9	1,153.7
Diluted	9		1,129.7	1,163.2

Condensed Consolidated Interim Income Statement for the Quarter ended September 30, 2019 (unaudited)

			IFRS	IFRS
			Quarter	Quarter
			Ended	Ended
			Sep 30,	Sep 30,
		Change*	2019	2018
	Note	%	€M	€M
Operating revenues
Scheduled revenues		+6%	2,717.7	2,093.5
Ancillary revenues		+29%	859.8	665.6
Total operating revenues		+12%	3,077.5	2,759.1

Operating expenses
Fuel and oil		+20%	802.9	667.4
Airport and handling charges		+9%	334.7	306.7
Staff costs		+14%	286.0	250.6
Route charges		+1%	216.3	213.4
Depreciation		+15%	188.2	164.0
Marketing, distribution and other		0%	154.5	154.1
Maintenance, materials and repairs		+42%	69.1	48.7
Aircraft rentals		-37%	12.8	20.2
Total operating expenses		+13%	2,064.5	1,825.1

Operating profit/(loss)		+8%	1,013.0	934.0

Other (expense)/income
Net finance expense Share of associate losses		-9%	(13.1) -	(14.4) (0.5)
Foreign exchange gain		-	(2.3)	(1.0)
Total other (expense)/income		-3%	(15.4)	(15.9)

Profit before tax		+9%	997.6	918.1

Tax (expense)/credit on profit	4	+14%	(87.4)	(76.6)

Profit for the quarter – attributable to equity holders of parent		+8%	910.2	841.5

Earnings per ordinary share (€)
Basic	9	+11%	0.8139	0.7345
Diluted	9	+11%	0.8107	0.7291
Weighted ave. no. ord. shares (in Ms)
Basic	9		1,118.3	1,145.7
Diluted	9		1,122.7	1,154.1

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Statement of Comprehensive Income for the Half-Year ended
September 30, 2019 (unaudited)

	Half-Year	Half-Year
	Ended	Ended
	Sep 30,	Sep 30,
	2019	2018
	€M	€M

Profit for the half-year	1,152.7	1,150.7

Other comprehensive income:
Items that are or may be reclassified to profit or loss:
Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	216.5	643.3

Other comprehensive income/(loss) for the half-year, net of income tax	216.5	643.3

Total comprehensive income for the half-year attributable to equity holders of parent	1,369.2	1,794.0

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Statement of Comprehensive Income for the quarter ended
September 30, 2019 (unaudited)

	Quarter	Quarter
	Ended	Ended
	Jun 30,	Jun 30,
	2019	2018
	€M	€M

Profit for the quarter	910.2	841.5

Other comprehensive income:
Items that are or may be reclassified to profit or loss:
Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	293.2	56.4

Other comprehensive income/(loss) for the quarter, net of income tax	293.2	56.4

Total comprehensive income for the quarter – attributable to equity holders of parent	1,203.4	897.9

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the Half-Year ended September 30, 2019 (unaudited)
		Half-Year	Half-Year
		Ended	Ended
		Sep 30,	Sep 30,
		2019	2018
	Note	€M	€M
Operating activities
Profit after tax		1,152.7	1,150.7

Adjustments to reconcile profit after tax to net cash provided by operating activities
Depreciation		381.1	319.2
Increase in inventories		(2.0)	(3.0)
Tax expense on profit		106.8	112.8
Share based payments		4.0	5.0
Increase in intangible assets		-	(94.4)
(Increase)/decrease in trade receivables		(16.1)	3.5
Increase in other assets		(27.4)	(102.0)
Increase in trade payables		442.6	97.3
Decrease in accrued expenses		(909.1)	(763.1)
Decrease in other creditors		-	(2.1)
Increase/(decrease) in provisions		0.7	(0.5)
(Decrease)/increase in net finance expense Share of equity accounted investment’s loss		(6.9) -	1.3 9.8
Tax paid		(49.3)	(81.6)
Net cash provided by operating activities		1,077.1	652.9

Investing activities
Capital expenditure (purchase of property, plant and equipment)		(608.2)	(808.4)
Decrease in restricted cash		0.5	-
(Increase)/decrease in financial assets: cash > 3 months		(295.5)	620.2
Investment in associate		-	(26.0)
Cash acquired with subsidiary undertakings		-	7.0
Net cash (used in) investing activities		(903.2)	(207.2)

Financing activities
Shareholder returns	13	(226.0)	(536.7)
Net proceeds from shares issued		3.6	-
Long term borrowings		750.0	-
Repayments of long term borrowings		(230.8)	(130.8)
Lease liabilities paid		(28.1)	-
Net cash from/(used) financing activities		268.7	(667.5)

Increase/(decrease) in cash and cash equivalents		442.6	(221.8)
Cash and cash equivalents at beginning of the period		1,675.6	1,515.0
Cash and cash equivalents at end of the period		2,118.2	1,293.2

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity for the Half-Year ended
September 30, 2019 (unaudited)

							Other Reserves
	Ordinary	Issued Share	Share Premium	Retained	Other Undenom.		Other
	Shares	Capital	Account	Earnings	Capital	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2018	1,171.2	7.0	719.4	4,077.9	3.0	(359.7)	21.3	4,468.9
Adjustment on initial application of IFRS 15 (net of tax)	-	-	-	(249.4)	-	-	-	(249.4)
Adj. balance at March 31, 2018	1,171.2	7.0	719.4	3,828.5	3.0	(359.7)	21.3	4,219.5
Profit for the half-year	-	-	-	1,150.7	-	-	-	1,150.7
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	634.3	-	634.3
Total other comprehensive income	-	-	-	-	-	634.3	-	634.3
Total comprehensive income	-	-	-	1,150.7	-	634.3	-	1,785.0
Transactions with owners of the Company recognised directly in equity
Share-based payments	-	-	-	-	-	-	5.0	5.0
Repurchase of ordinary equity shares	-	-	-	(532.4)	-	-	-	(532.4)
Cancellation of repurchased ordinary shares	(37.8)	(0.2)		-	0.2	-	-	-
Balance at September 30, 2018	1,133.4	6.8	719.4	4,446.8	3.2	274.6	26.3	5,477.1
Loss for the half-year	-	-	-	(265.7)	-	-	-	(265.7)
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	-	-	-
Total other comprehensive income	-	-	-	(265.7)	-	-	-	(265.7)
Total comprehensive income	-	-	-	(265.7)	-	-	-	(265.7)
Transactions with owners of the Company recognised directly in equity
Share-based payments	-	-	-	-	-	-	2.7	2.7
Repurchase of ordinary equity shares	-	-	-	(28.1)	-	-	-	(28.1)
Other	-	-	-	28.9	-	-	-	28.9
Balance at March 31, 2019	1,133.4	6.8	719.4	4,181.9	3.2	274.6	29.0	5,214.9
Adjustment on initial application of IFRS 16	-	-	-	(9.7)	-	-	-	(9.7)
Adj. balance at April 01, 2019	1,133.4	6.8	719.4	4,172.2	3.2	274.6	29.0	5,205.2
Profit for the quarter	-	-	-	1,152.7	-	-	-	1,152.7
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	216.5	-	216.5
Total other comprehensive income	-	-	-	-	-	216.5	-	216.5
Total comprehensive income	-	-	-	1,152.7	-	216.5	-	1369.2
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	0.6	-	3.6	-	-			3.6
Share-based payments	-	-	-	-	-	-	4.0	4.0
Repurchase of ordinary equity shares	-	-	-	(226.0)	-	-	-	(226.0)
Other	-	-	-	0.9	-	-	-	0.9
Cancellation of repurchased ordinary shares	(21.8)	(0.1)	-	-	0.1	-	-	-
Transfer of exercised and expired share based awards	-	-	-	0.5	-	-	(0.5)	-
Balance at September 30, 2019	1,112.2	6.7	723.0	5,100.3	3.3	491.1	32.5	6,356.9

Ryanair Holdings plc and Subsidiaries

MD&A Half-Year Ended September 30, 2019

Income Statement

Scheduled revenues:
Scheduled revenues increased by 5% to €3,735.0M due to 11% traffic growth to 85.7M guests offset by a 5% reduction in average fares.

Ancillary revenues:
Ancillary revenues rose by 28% to €1,654.6M due to 11% traffic growth and improved uptake of ancillary products, particularly priority boarding and reserved seating.

Total revenues:
As a result of the above, total revenues increased by 11% to €5,389.6M.

Operating Expenses:

Fuel and oil:
Fuel and oil rose by 22% to €1,586.9M due to higher fuel prices and a 12% increase in flight hours.

Airport and handling charges:
Airport and handling charges increased by 12% to €660.2M due to an 11% increase in traffic, new enhanced handling arrangements in Stansted, Spain & Poland and the consolidation of Lauda (only consolidated in late August 2018).

Staff costs:
Staff costs increased 18% to €583.3M due to 12% more flight hours, the consolidation of Lauda (only consolidated in late August 2018), higher crewing ratios and the annualisation of pilot pay increases.

Route charges:
Route charges rose by 3% to €426.0M due to an 11% increase in sectors, offset by a decrease in unit rates.

Depreciation:
Depreciation is 19% higher at €381.1M, due to the 29 additional B737 owned aircraft in the fleet at period end, the purchase of spare engines and simulators and the impact of IFRS 16 (€27.3M), which was adopted from April 1, 2019.

Marketing, distribution and other:
Marketing, distribution and other rose by 5% to €299.1M, is slower than traffic growth, due to lower EU261 compensation costs.

Maintenance, materials and repairs:
Maintenance, materials and repairs increased by 40% to €137.2M due to higher scheduled engine maintenance due to an ageing fleet and MAX delivery delays, costs associated with the handback of Airbus aircraft and maintenance provision for 11 additional A320 operating leases.

Aircraft rentals:
Aircraft rentals fell by 28% to €27.5M due to fewer leased B737 aircraft in the fleet compared to the same period last year (FY20 26, FY19 28) and the adoption of IFRS16 which is offset by higher depreciation.
Unit cost per pax rose by 5%. Excluding fuel, unit costs increased by 2%, much of which was due to the absence of Lauda for most of H1 FY19 (consolidated in late August 2018), the handback of Airbus leases, higher crewing ratios and the annualisation of pilot pay increases.

Net finance expense:
Net finance expense decreased by 14% to €26.6M primarily due to higher interest rates achieved on deposits and the re-financing of debt at lower interest rates. IFRS16 had a negative €2.6M impact in the half-year.

Balance sheet:
Gross cash increased by €737.6M to €3,932.5M at September 30, 2019.
Gross debt rose by €748.1M to €4,392.5M due to a new €750.0M low cost syndicated bank facility and the impact of IFRS16 (€227.2M), offset by €230.8M debt repayments.
€1,077.1M net cash was generated by operating activities. Capital expenditure was €608.2M and shareholder returns amounted to €226.0M.
Net debt was €460.0M (including €227.2M IFRS16 lease liability) at period end. (March 2019: €449.5M).

Shareholders’ equity:
Shareholders’ equity increased by €1,142.0M to €6,356.9M in the period due to IFRS hedge accounting treatment for derivatives of €216.5M and consolidated profit after tax of €1,152.7M, offset by €226.0M shareholder returns.

MD&A Quarter Ended September 30, 2019

Income Statement

Scheduled revenues:
Scheduled revenues increased by 6% to €2,217.7M due to 10% traffic growth to 43.8M guests offset by a 3% reduction in average fares.

Ancillary revenues:
Ancillary revenues rose by 29% to €859.8M due to 10% traffic growth and improved uptake of ancillary products, particularly priority boarding and reserved seating.

Total Revenue:
As a result of the above, total revenue increased by 12% to €3,077.5M.

Operating Expenses:

Fuel and oil:
Fuel and oil rose by 20% to €802.9M due to higher fuel prices and an 11% increase in flight hours.

Airport and handling charges:
Airport and handling charges increased by 9% to €334.7M primarily due to a 10% increase in traffic, new enhanced handling arrangements in Stansted, Spain & Poland and the consolidation of Lauda (only consolidated in late August 2018).

Staff costs:
Staff costs increased 14% to €286.0M due to 11% more flight hours, the consolidation of Lauda (only consolidated in late August 2018), higher crewing ratios and the annualisation of pilot pay increases.

Route charges:
Route charges rose 1% to €216.3M due to a 10% increase in sectors, offset by a decrease in unit rates.

Depreciation:
Depreciation is 15% higher at €188.2M due to the 29 additional B737 owned aircraft in the fleet at period end, the purchase of spare engines and simulators and the impact of IFRS16 (€15.3M), adopted from April 1, 2019.

Marketing, distribution and other:
Marketing, distribution and is flat at €154.5M due to lower EU261 compensation costs.

Maintenance, materials and repairs:
Maintenance, materials and repairs increased by 42% to €69.1M due to higher scheduled maintenance due to an ageing fleet and MAX delivery delays, costs associated with the hand back of Airbus aircraft and maintenance provisions for 11 additional A320 operating leases.

Aircraft rentals:
Aircraft rentals fell by 37% to €12.8M due to fewer leased B737 aircraft in the fleet compared to the same period last year (FY20 26, FY19 28) and the adoption of IFRS16 which is offset by higher depreciation.

Unit cost per pax rose by 3% (excluding fuel they fell by 1%).

Net finance expense:
Net finance decreased by 9% at €13.1M primarily due to higher interest rates achieved on deposits and the re-financing of debt at lower interest rates. IFRS16 had a negative €1.6M impact in the quarter.

Ryanair Holdings plc and Subsidiaries
Interim Management Report

Introduction

This financial report for the half-year ended September 30, 2019 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Central Bank of Ireland.

This interim management report includes the following:

●
Principal risks and uncertainties relating to the remaining six months of the year;

●
Related party transactions; and

●
Post balance sheet events.

Results of operations for the six-month period ended September 30, 2019 compared to the six month period ended September 30, 2018, including important events that occurred during the half-year, are set forth above in the MD&A.

Principal risks and uncertainties for the remainder of the year

Among the factors that are subject to change and could significantly impact Ryanair’s expected results for the remainder of the year are the airline pricing environment, capacity growth in Europe, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union (“EU”) and other governments and their respective regulatory agencies, delays in the delivery of contracted aircraft, weather related disruptions, ATC strikes and staffing related disruptions, uncertainties surrounding Brexit, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK, and Continental Europe, the general willingness of passengers to travel, other economic, social and political factors and unforeseen security events.

Board of Directors

Details of the members of our Board of Directors are set forth on pages 111 and 112 of our 2019 annual report.

Related party transactions – Please see note 14.

Post balance sheet events – Please see note 15.

Going concern
Having considered the Group’s principal risks and uncertainties and its financial position and cash flows, the Directors have formed a judgement, at the time of approving the interim financial statements, that there is a reasonable expectation that the Company and the Group as a whole have adequate resources to continue in operational existence for a period of at least twelve months from the date of approval of the interim financial statements. For this reason, they continue to adopt the going concern basis in preparing the interim financial statements.

Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1. Basis of preparation and significant accounting policies

Ryanair Holdings plc (the “Company”) is a company domiciled in Ireland. The unaudited condensed consolidated interim financial statements of the Company for the half-year ended September 30, 2019 comprise the Company and its subsidiaries (together referred to as the “Group”).

These unaudited condensed consolidated interim financial statements (“the interim financial statements”), which should be read in conjunction with our 2019 Annual Report for the year ended March 31, 2019, have been prepared in accordance with International Accounting Standard No. 34 “Interim Financial Reporting” as adopted by the EU (“IAS 34”). They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2019, are available at http://investor.ryanair.com/.

The September 30, 2019 figures and the September 30, 2018 comparative figures do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2019, together with the independent auditor’s report thereon, were filed with the Irish Registrar of Companies following the Company’s Annual General Meeting and are also available on the Company’s Website. The auditor’s report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the condensed consolidated interim financial statements for the half-year ended September 30, 2019 on November 1, 2019.

Except as stated otherwise below, this period’s financial information has been prepared in accordance with the accounting policies set out in the Group’s most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board (IASB).

Reclassifications
To ensure consistency in the presentation of the condensed consolidated interim balance sheet, the Company has reclassified €102.9M in provisions from non-current liabilities to current liabilities in the prior period (at March 31, 2019).

Accounting for assets held for sale

Non-current assets are classified as held-for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use. Such assets are generally measured at the lower of their carrying amount and fair value less costs to sell. Impairment losses on initial classification as held-for-sale or held-for distribution and subsequent gains and losses on re-measurement are recognised in the income statement. Once classified as held-for-sale, intangible assets and property, plant and equipment are no longer amortised or depreciated, and any equity-accounted investee is no longer equity accounted.

New IFRS standards and amendments adopted during the year

The following new and amended IFRS standards, amendments and IFRIC interpretations, have been issued by the IASB, and have also been endorsed by the EU. These standards are effective for the first time for the Group’s financial year beginning on April 1, 2019 and therefore have been applied by the Group in these condensed consolidated interim financial statements:

●
IFRS 16 - Leases (see below)
●
Amendments to IFRS 9 – Prepayment Features with Negative Compensation
●
IFRIC 23 - Uncertainty over Income Tax Treatments
●
Amendments to IAS 28 - Long-term Interests in Associates and Joint Ventures
●
Amendments to IAS 19 - Plan Amendment, Curtailment or Settlement
●
Annual Improvements to IFRS Standards 2015 - 2017 Cycle - various standards

With the exception of IFRS 16, the adoption of these new or amended standards did not have a material impact on the Group’s financial position or results from operations in the half-year ended September 30, 2019. The impact of adoption of IFRS 16 is set out below.

IFRS 16 – Leases

The Group has adopted IFRS 16 with effect from April 1, 2019. IFRS 16 introduces a single, on-balance sheet, lease accounting model for lessees. A lessee recognises a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

The Group has applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognised in retained earnings at April 1, 2019. Accordingly, the comparative information presented for 2018 has not been restated – i.e. it is presented, as previously reported, under IAS 17 and related interpretations. The details of the changes in accounting policies are disclosed below.

As a lessee, the Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under IFRS 16, the Group recognises right-of-use assets and lease liabilities for most leases – i.e. these leases are on-balance sheet.

The Group has elected not to recognise right-of-use assets and lease liabilities for some leases of low-value assets and has applied the exemption not to recognise right-of-use assets and liabilities for leases with less than 12 months of lease term.

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain re-measurements of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group has determined the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Group is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognised. As at September 30, 2019, the Group’s right-of-use assets relate to leased aircraft.

The impact of the IFRS 16 transition increased non-current assets on April 1, 2019 by €130M, increased liabilities by €140M and reduced equity (distributable reserves) by €10M.

When measuring lease liabilities for leases that were previously classified as operating leased, the Group has discounted lease payments using its incremental borrowing rate at April 1, 2019. The discount rate applied for all leases ranged between 2.5% - 3.5%.

Impact of IFRS 16 in the half-year period:

During the half-year ended September 30, 2019 non-current assets increased by €81.2M (net) and liabilities increased by €86.7M (net) due to the addition of 11 leased aircraft to the fleet.

The Group has recognised depreciation and interest expenses instead of operating lease expenses in relation to those leases under IFRS 16. During the half-year ended September 30, 2019, the Group recognised €27.3M of depreciation expense and €2.6M of lease interest expenses from these leases in the condensed consolidated interim income statement.

New IFRS standards and amendments issued but not yet effective

The following new or revised IFRS standards and IFRIC interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable. While under review, we do not anticipate that the adoption of the other new or revised standards and interpretations will have a material impact on our financial position or results from operations:

●
Amendments to References to Conceptual Framework in IFRS Standards (effective for fiscal periods beginning on or after January 1, 2020)*

●
Amendments to IFRS 3 - Definition of a Business (effective for fiscal periods beginning on or after January 1, 2020)*

●
Amendments to IAS 1 and IAS 8 - Definition of Material (effective for fiscal periods beginning on or after January 1, 2020)*

●
IFRS 17 - Insurance Contracts (effective for fiscal periods beginning on or after January 1, 2021)*

●
Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)*

*These standards or amendments to standards are not as yet EU endorsed

2. Judgements and estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3. Seasonality of operations

The Group’s results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry’s sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly, the first half-year typically results in higher revenues and results.

4. Income tax

The Group’s consolidated effective tax rate in respect of operations for the half-year ended September 30, 2019 was 8.5% (September 30, 2018: 8.9%). The tax charge for the half-year ended September 30, 2019 of €106.8M (September 30, 2018: €112.8M) comprises a current tax charge of €139.5M and a deferred tax credit of €32.7M primarily relating to the temporary differences for property, plant and equipment and net operating losses.
5. Share based payments

The terms and conditions of the share option programme are disclosed in the most recent, published, consolidated financial statements. The charge of €4.0M in the half-year ended September 30, 2019 (September 30, 2018: €5.0M) is the fair value of options granted in prior periods, which is being recognised within the income statement in accordance with employee services rendered. During the period 0.6M ordinary shares were issued at a strike price of €6.25 per share following the exercise of vested options under the 2013 options plan.

6. Contingencies

The Group is engaged in litigation arising in the ordinary course of its business. The Group does not believe that any such litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group’s results of operations or financial position.

7. Capital commitments

At September 30, 2019 the Group had an operating fleet of 455 (2018: 451) Boeing 737 and 21 (2018: 9) Airbus A320 aircraft. The Group has agreed to purchase up to 210 (135 firm and 75 options) Boeing 737-MAX-200 aircraft from the Boeing Corporation during the periods FY20 to FY24.

8. Analysis of operating segment

The Group determines and presents operating segments based on the information that internally is provided to the Group CEO, who is the Company’s Chief Operating Decision Maker (CODM). There have been no changes to the basis of segmentation or the measurement basis for the segment profit or loss since the prior year. The intent to create a new Group structure was announced in February 2019.  The Group currently comprises four separate airlines, Buzz, Lauda, Malta Air (established in June 2019) and Ryanair DAC.  While good progress has been made in developing our Group airlines, we have not yet finalised the operational structures, the basis of allocation of capital and resources and the form and content of reporting of performance.

Accordingly the Group remained managed as a single business unit and is reported as a single reportable segment.  We expect the implementation of the group structure will be finalised in the coming months, at which stage the basis of segmentation will be reviewed and updated, where necessary, in our March 31, 2020 Annual Report.

The CODM assessed the performance of the business based on the profit/(loss) after tax of the Group for the half-year.

Reportable segment information is presented as follows:

	Half-Year	Year
	Ended	Ended
	Sep 30, 2019	Sep 30, 2018
	€M	€M
Revenues	5,389.6	4,838.0
Profit after tax	1,152.7	1,150.7

	Total	Total
	At Sep 30, 2019 €M	At Mar 31, 2019 €M
Reportable segment assets	14,742.8	13,250.7
Reportable segment liabilities	8,385.9	8,035.8

The Company has two main categories of revenue, scheduled revenues and ancillary revenues. The split of revenues between these two categories is as shown on the face of the consolidated condensed interim income statement.

9.
Earnings per share
	Half-Year	Half-Year	Quarter	Quarter
	Ended	Ended	Ended	Ended
	Sep 30,	Sep 30,	Jun 30,	Jun 30,
	2019	2018	2019	2018

Basic earnings per ordinary share (€)	1.0247	0.9974	0.8139	0.7345
Diluted earnings per ordinary share (€)	1.0204	0.9892	0.8107	0.7291
Weighted average number of ordinary shares (in M’s) – basic	1,124.9	1,153.7	1,118.3	1,145.7
Weighted average number of ordinary shares (in M’s) – diluted	1,129.7	1,163.5	1,122.7	1,154.1

Diluted earnings per share takes account of the potential future exercises of share options granted under the Company’s share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of €4.8M (2018: €9.6M).

10.
Property, plant and equipment

Acquisitions and disposals

Capital expenditure in the half-year ended September 30, 2019 amounted to €608.2M and primarily relates to aircraft deposits, spare engines, simulators and heavy maintenance checks.

11.
Assets held for sale
In August 2019, the Company entered into an agreement to sell 10 Boeing 737-800 aircraft for delivery in FY20 and FY21. Accordingly, these aircraft are presented as assets held for sale as at September 30, 2019 and are stated at the lower of their carrying amount and fair value less costs to sell.

12.
Financial instruments and financial risk management
The Group is exposed to various financial risks arising in the normal course of business. The Group’s financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the 2019 Annual Report. There have been no changes in our risk management policies in the year.

Fair value hierarchy

Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
● Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
● Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
● Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group’s financial instruments:

Financial instruments measured at fair value

● Derivatives – interest rate swaps: Discounted cash flow analyses have been used to determine the fair value, taking into account current market inputs and rates. (Level 2)
● Derivatives – currency forwards and aircraft fuel contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at September 30, 2019 has been used to establish fair value. (Level 2)

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the half-year ended September 30, 2019, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments not measured at fair value

● Long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at September 30, 2019 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

There were no significant changes in the business or economic circumstances during the half-year ended September 30, 2019 that affect the fair value of our financial assets and financial liabilities.

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated financial balance sheet, are as follows:

	At Sep 30,	At Sep 30,	At Mar 31,	At Mar 31,
	2019	2019	2019	2019
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:-
- U.S. dollar currency forward contracts	360.3	360.3	220.7	220.7
- Jet fuel derivative contracts	5.0	5.0	4.5	4.5
- Interest rate swaps	-	-	2.3	2.3
	365.3	365.3	227.5	227.5
Current financial assets
Derivative financial instruments:-
- U.S. dollar currency forward contracts	387.4	387.4	307.0	307.0
- Interest rate swaps	2.2	2.2	1.7	1.7
	389.6	389.6	308.7	308.7
Trade receivables*	75.6		59.5
Cash and cash equivalents*	2,118.2		1,675.6
Financial asset: cash > 3 months*	1,779.9		1,484.4
Restricted cash*	34.4		34.9
Other assets*	1.1		0.8
	4,398.8	389.6	3,563.9	308.7
Total financial assets	4,764.1	754.9	3,791.4	536.2

	At Sep 30,	At Sep 30,	At Mar 31,	At Mar 31,
	2019	2019	2019	2019
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:-
- U.S. dollar currency forward contracts	1.3	1.3	8.0	8.0
- Jet fuel contracts	5.9	5.9	-	-
	7.2	7.2	8.0	8.0
Long-term debt	1,459.5	1,472.1	892.8	906.8
Bonds	2,443.4	2,525.6	2,442.2	2,509.1
	3,910.1	4,004.9	3,343.0	3,423.9
Current financial liabilities
Derivative financial instruments:-
- Jet fuel & carbon derivative contracts	157.4	157.4	189.7	189.7
- U.S. dollar currency forward contracts	0.8	0.8	-	-
	158.2	158.2	189.7	189.7
Current maturities of debt	262.4	262.4	309.4	309.4
Trade payables*	1,016.5		573.8
Accrued expenses*	343.4		320.8
	1,780.5	420.6	1,393.7	499.1
Total financial liabilities	5,690.6	4,425.5	4,736.7	3,923.0
*The fair value of these financial instruments approximate their carrying values due to the short-term nature of the instruments.

13.
Shareholder returns

In the half-year ended September 30, 2019 the Company bought back 21.8M ordinary shares at a total cost of €226.0M. This buy-back was equivalent to approximately 2% of the Company’s issued share capital at March 31, 2019.  All of these ordinary shares repurchased were cancelled.

In FY19 the Company bought back 37.8M shares at a total cost of €561.0M. This buy-back was equivalent to approximately 3.2% of the Company’s issued share capital at March 31, 2018.  All of these repurchased ordinary shares were cancelled at March 31, 2019.

As a result of the share buybacks in the half-year ended September 30, 2019, share capital decreased by 21.8M ordinary shares (37.8M ordinary shares in the year ended March 31, 2019) with a nominal value of €0.1M (€0.2M in the year ended March 31, 2019) and the other undenominated capital reserve increased by a corresponding €0.1M (€0.2M in the year ended March 31, 2019). The other undenominated capital reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

14.
Related party transactions

The Company’s related parties comprise its subsidiaries, Directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the half-year ended September 30, 2019 that materially affected the financial position or the performance of the Group during that period and there were no changes in the related party transactions described in the 2019 Annual Report that could have a material effect on the financial position or performance of the Group in the same period.

15.
Post balance sheet events

Between October 1, 2019 and October 31, 2019 the Company bought back 2.2M ordinary shares at a total cost of €25.1M under its €700M share buy-back which commenced in May 2019. This was equivalent to 0.2% of the Company’s issued share capital at September 30, 2019. All ordinary shares re-purchased are cancelled.

Ryanair Holdings plc and Subsidiaries
Responsibility Statement

Statement of the Directors in respect of the interim financial report

The Directors are responsible for preparing the half-yearly financial report in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 (“Transparency Directive”), and the Transparency Rules of the Central Bank of Ireland.

In preparing the condensed set of consolidated interim financial statements included within the half-yearly financial report, the Directors are required to:
●
prepare and present the condensed set of financial statements in accordance with IAS 34 Interim Financial Reporting as adopted by the EU, the Transparency Directive and the Transparency Rules of the Central Bank of Ireland;
●
ensure the condensed set of financial statements has adequate disclosures;
●
select and apply appropriate accounting policies; and
●
make accounting estimates that are reasonable in the circumstances.

The Directors are responsible for designing, implementing and maintaining such internal controls as they determine is necessary to enable the preparation of the condensed set of financial statements that is free from material misstatement whether due to fraud or error.

We confirm that to the best of our knowledge:

(1)
the condensed set of consolidated interim financial statements included within the half-yearly financial report of Ryanair Holdings plc for the six months ended September 30, 2019 (“the interim financial information”) which comprises the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows and the condensed consolidated interim statement of changes in shareholders’ equity and the related explanatory notes, have been presented and prepared in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU, the Transparency Directive and Transparency Rules of the Central Bank of Ireland.
(2)
The interim financial information presented, as required by the Transparency Directive, includes:
a.
an indication of important events that have occurred during the first 6 months of the financial year, and their impact on the condensed set of consolidated interim financial statements;
b.
a description of the principal risks and uncertainties for the remaining 6 months of the financial year
c.
related parties’ transactions that have taken place in the first 6 months of the current financial year and that have materially affected the financial position or the performance of the enterprise during that period; and
d.
any changes in the related parties’ transactions described in the last annual report that could have a material effect on the financial position or performance of the enterprise in the first 6 months of the current financial year.

On behalf of the Board

David Bonderman
Michael O’Leary
Chairman
                Chief Executive
November 1, 2019

Independent review report to Ryanair Holdings plc and Subsidiaries

Introduction

We have been engaged by the Company to review the condensed set of consolidated interim financial statements in the half-yearly financial report for the six months ended September 30, 2019 which comprises the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows, and the condensed consolidated interim statement of changes in shareholders’ equity and the related explanatory notes. Our review was conducted having regard to the Financial Reporting Council’s (“FRCs”) International Standard on Review Engagements (“ISRE”) (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of consolidated interim financial statements in the half-yearly report for the six months ended September 30, 2019 is not prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the EU, the Transparency (Directive 2004/109/EC) Regulations 2007 (“Transparency Directive”), and the Transparency Rules of the Central Bank of Ireland.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the Transparency Directive and the Transparency Rules of the Central Bank of Ireland. As disclosed in note 1, the annual financial statements of the Company are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the EU. The Directors are responsible for ensuring that the condensed set of consolidated interim financial statements included in this half-yearly financial report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the EU.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of consolidated interim financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review having regard to the Financial Reporting Council’s International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We read the other information contained in the half-yearly financial report to identify material inconsistencies with the information in the condensed set of consolidated interim financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the review. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

The purpose of our review work and to whom we owe our responsibilities

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Transparency Directive and the Transparency Rules of the Central Bank of Ireland. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Emer McGrath
November 1, 2019

For and on behalf of
KPMG
Chartered Accountants
1 Stokes Place,
St Stephen’s Green,
Dublin 2,
Ireland

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 November, 2019

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary